UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                    BCE Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   05534B760 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Jeffrey M. Davis
                        Senior Legal Counsel, Investments
                      Ontario Teachers' Pension Plan Board
                          5650 Yonge Street, 5th Floor
                                Toronto, Ontario
                                 Canada M2M 4H5
                                 (416) 228-5900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 12, 2009
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  05534B760 4

--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          ONTARIO TEACHERS' PENSION PLAN BOARD
--------  ----------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                          (a) |_| (b) |_|
--------  ----------------------------------------------------------------------
     3.   SEC Use Only

--------  ----------------------------------------------------------------------
     4.   Source of Funds (See Instructions)                    OO

--------  ----------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)                                                  |_|
--------  ----------------------------------------------------------------------
     6.   Citizenship or Place of Organization ONTARIO, CANADA

--------  ----------------------------------------------------------------------
                    7.   Sole Voting Power                     39,817,938 shares

 Number of     --------  -------------------------------------------------------
   Shares           8.   Shared Voting Power                                -0-
Beneficially
   Owned       --------  -------------------------------------------------------
  by Each           9.   Sole Dispositive Power                39,817,938 shares
 Reporting
Person With    --------  -------------------------------------------------------
                   10.   Shared Dispositive Power                           -0-

--------  ----------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               39,817,938 shares

--------  ----------------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)                                                     |_|

--------  ----------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)              4.99 %

--------  ----------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)                       EP

--------  ----------------------------------------------------------------------

      This Amendment No. 8 (this "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on April 9, 2007 (the "Schedule 13D") by Ontario Teachers' Pension Plan Board ("Teachers'") with respect to the Common Shares, no par value (the "Common Shares") of BCE Inc., a corporation organized under the laws of Canada (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D, as filed with the SEC on June 5, 2007; Amendment No. 2 to the Schedule 13D, as filed with the SEC on June 7, 2007; Amendment No. 3 to the Schedule 13D, as filed with the SEC on June 28, 2007; Amendment No. 4 to the Schedule 13D, as filed with the SEC on July 5, 2007; Amendment No. 5 to the Schedule 13D, as filed with the SEC on October 25, 2007; Amendment No. 6 to the Schedule 13D, as filed with the SEC on July 10, 2008 and Amendment No. 7 to the Schedule 13D, as filed with the SEC on December 16, 2008. The address of the Issuer's principal executive offices is 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7. Unless specifically amended hereby or in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 or Amendment No. 7 to the Schedule 13D, the disclosures set forth in the
Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.





Item 2.     IDENTITY AND BACKGROUND.


      ITEM 2 IS AMENDED AND RESTATED AS FOLLOWS:

      (a)   This Amendment is being filed by Teachers'.

      (b) - (c) Teachers' is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers' is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

      The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers' is set forth in Schedule A hereto, and is incorporated herein by reference.

      (d) Neither Teachers', nor to the best of Teachers' knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither Teachers', nor to the best of Teachers' knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the persons listed on Schedule A hereto is a citizen of Canada.


Item 5.     INTERESTS IN THE SECURITIES OF THE PURCHASER.

ITEM 5 IS AMENDED AND RESTATED AS FOLLOWS:


      (a) and (b) As of the date of this Amendment, Teachers' is the beneficial owner of 39,817,938 Common Shares, representing approximately 4.99% of the Common Shares outstanding, which percentage is calculated based upon 798,624,538 Common Shares reported to be outstanding by the Issuer as of January 9, 2009. Teachers' has sole voting and dispositive power with respect to all of the Common Shares beneficially owned by it.

      As of the date of this Amendment, to the best of Teachers' knowledge, the following persons listed on Schedule A hereto beneficially own the following number of Common Shares (in each case the number of Common Shares representing less than 1% of the Common Shares outstanding, which percentage is calculated based upon 798,624,538 Common Shares reported to be outstanding by the Issuer as of January 9, 2009) and, except as otherwise noted below, have sole voting power and sole dispositive power with respect to such Common Shares:

                                               Common Shares
                      Name                     Beneficially Owned
                      ----                     ------------------
                 (i) Jean Turmel                        1,830

                (ii) Andrew Claerhout                     183

                (iii) David McGraw                        472(1)

                (iv) Lee Sienna                           273

                (v) Michael Wissell                     1,000

                (vi) Rosemary Zigrossi                     60(2)

      Teachers' disclaims beneficial ownership of any Common Shares beneficially owned by any of the foregoing persons. The foregoing persons disclaim beneficial ownership of any Common Shares beneficially owned by Teachers'.

      Except as described above, neither Teachers' nor, to the best of Teachers' knowledge, any of the persons listed on Schedule A hereto beneficially owns any Common Shares.

      (c) Except as set forth above or in the attached Schedule B, Teachers' has not effected any transaction in Common Shares during the 60 days preceding the date of this Amendment. To the best of Teachers' knowledge, none of the persons listed on Schedule A hereto has effected any transactions in Common Shares in the past 60 days.

      (d)   Not applicable.

      (e) On March 12, 2009, Teachers' ceased to be the beneficial owner of more than five percent of the Common Shares of the Issuer.



--------
(1) Mr. McGraw owns such Common Shares in an account over which he has no investment discretion.

(2) Ms. Zigrossi owns such Common Shares in an account over which she has no investment discretion.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 13, 2009

                                      ONTARIO TEACHERS' PENSION PLAN BOARD


                                      By:   /s/  Roger Barton
                                          ---------------------------------
                                      Name:    Roger Barton
                                      Title:   Vice President

                                   SCHEDULE A

Directors, Executive Officers, and Controlling Persons of Ontario Teachers' Pension Plan Board ("Teachers"), each of whom is a citizen of Canada.

------------------------ ----------------------------------- -----------------------------------------------
      Name                  Residence or Business Address                Occupation or Employment
------------------------ ----------------------------------- -----------------------------------------------
Jill Denham              36 Bayview Wood                     Former Vice-Chair, CIBC Retail Markets
(Board member)           Toronto, ON   M4N 1R7
------------------------ ----------------------------------- -----------------------------------------------
Helen Kearns             71 Hudson Drive                     President of R.S. Bell & Associates
(Board member)           Toronto, ON   M4T 2K2
------------------------ ----------------------------------- -----------------------------------------------
Hugh Mackenzie           418 Markham Street                  Economic Consultant
(Board member)           Toronto, ON   M6G 2L2
------------------------ ----------------------------------- -----------------------------------------------
Louis Martel             Greystone Managed Investments Inc.  Senior Vice-President, Greystone Managed
(Board member)           Canada Trust Tower, BCE Place       Investments Inc.
                         Toronto, ON   M5J 2S1
------------------------ ----------------------------------- -----------------------------------------------
Guy Matte                7083 Notre-Dame                     Former Executive Director of the Association
(Board member)           Orleans, ON   K1C 1J1               des enseignantes et des enseignants
                                                             franco-ontariens
------------------------ ----------------------------------- -----------------------------------------------
Eileen Mercier           One Post Road, PH #7                President, Finvoy Management Inc.
(Chairperson)            Toronto, ON   M3B 3R4
------------------------ ----------------------------------- -----------------------------------------------
Sharon Sallows           40 Edgar Avenue                     Partner, Ryegate Capital Corporation
(Board member)           Toronto, ON   M4W 2A9
------------------------ ----------------------------------- -----------------------------------------------
William Swirsky          71 Constance Street                 Vice-President, Canadian Institute of
(Board member)           Toronto, ON   M6R 1S5               Chartered Accountants
------------------------ ----------------------------------- -----------------------------------------------
Jean Turmel              Perseus Capital Inc.                President, Perseus Capital Inc.
(Board member)           1155 Metcalfe St., 1st floor
                         Montreal, Quebec   H3B 5G2
------------------------ ----------------------------------- -----------------------------------------------
------------------------ ----------------------------------- -----------------------------------------------
Roger Barton             5650 Yonge Street, 5th Floor        Vice-President, General Counsel & Secretary
                         Toronto, ON   M2M 4H5               of Teachers
------------------------ ----------------------------------- -----------------------------------------------
Russ Bruch               5650 Yonge Street, 5th Floor        Vice-President, Investment Operations & Chief
                         Toronto, ON   M2M 4H5               Information Officer of Teachers
------------------------ ----------------------------------- -----------------------------------------------
Jason Chang              5650 Yonge Street, 5th Floor        Vice-President, Fixed Income Capital
                         Toronto, ON   M2M 4H5               Management of Teachers
------------------------ ----------------------------------- -----------------------------------------------
Andrew Claerhout         4th  floor,   Leaconsfield  House,  Vice-President, EMEA, Private Capital of
                         Curzon Street, London, UK W1J5JA    Teachers (London UK)
------------------------ ----------------------------------- -----------------------------------------------
Shael Dolman             5650 Yonge Street, 5th Floor        Vice-President, Private Capital of Teachers
                         Toronto, ON   M2M 4H5
------------------------ ----------------------------------- -----------------------------------------------
Stephen Dowd             5650 Yonge Street, 5th Floor        Senior Vice-President, Infrastructure of
                         Toronto, ON   M2M 4H5               Teachers
------------------------ ----------------------------------- -----------------------------------------------
Zev Frishman             5650 Yonge Street, 5th Floor        Vice-President, Structured Portfolios &
                         Toronto, ON   M2M 4H5               External Managers of Teachers
------------------------ ----------------------------------- -----------------------------------------------
Jonathan Hausman         5650 Yonge Street, 5th Floor        Vice-President, Alternative Investments &
                         Toronto, ON   M2M 4H5               Emerging Markets
------------------------ ----------------------------------- -----------------------------------------------
Dan Houle                5650 Yonge Street, 5th Floor        Vice-President, Investment Operations of
                         Toronto, ON   M2M 4H5               Teachers
------------------------ ----------------------------------- -----------------------------------------------
Kevin Kerr               5650 Yonge Street, 5th Floor        Vice-President, Infrastructure of Teachers
                         Toronto, ON   M2M 4H5

------------------------ ----------------------------------- -----------------------------------------------
Wayne Kozun              5650 Yonge Street, 5th Floor        Senior Vice-President, Public Equities of
                         Toronto, ON   M2M 4H5               Teachers
------------------------ ----------------------------------- -----------------------------------------------
Jim Leech                5650 Yonge Street, 5th Floor        President and Chief Executive Officer of
                         Toronto, ON   M2M 4H5               Teachers
------------------------ ----------------------------------- -----------------------------------------------
Leslie Lefebvre          5650 Yonge Street, 5th Floor        Vice-President, Global Active Equities of
                         Toronto, ON   M2M 4H5               Teachers
------------------------ ----------------------------------- -----------------------------------------------
Peter Maher              5650 Yonge Street, 5th Floor        Vice-President, Audit Services of Teachers
                         Toronto, ON   M2M 4H5
------------------------ ----------------------------------- -----------------------------------------------
Rosemarie McClean        5650 Yonge Street, 5th Floor        Senior Vice-President, Member Services of
                         Toronto, ON   M2M 4H5               Teachers
------------------------ ----------------------------------- -----------------------------------------------
David McGraw             5650 Yonge Street, 5th Floor        Senior Vice-President and Chief Financial
                         Toronto, ON   M2M 4H5               Officer of Teachers
------------------------ ----------------------------------- -----------------------------------------------
Marcia Mendes-d'Abreu    5650 Yonge Street, 5th Floor        Vice-President, Human Resources of Teachers
                         Toronto, ON   M2M 4H5
------------------------ ----------------------------------- -----------------------------------------------
Ron Mock                 5650 Yonge Street, 5th Floor        Senior Vice-President, Fixed Income and
                         Toronto, ON   M2M 4H5               Alternative Investments of Teachers
------------------------ ----------------------------------- -----------------------------------------------
Phil Nichols             5650 Yonge Street, 5th Floor        Vice-President, IT Member Services of Teachers
                         Toronto, ON   M2M 4H5
------------------------ ----------------------------------- -----------------------------------------------
Neil Petroff             5650 Yonge Street, 5th Floor        Executive Vice-President, Investments of
                         Toronto, ON   M2M 4H5               Teachers
------------------------ ----------------------------------- -----------------------------------------------
William Royan            5650 Yonge Street, 5th Floor        Vice-President, Relationship Investing of
                         Toronto, ON   M2M 4H5               Teachers
------------------------ ----------------------------------- -----------------------------------------------
Lee Sienna               5650 Yonge Street, 5th Floor        Vice-President, Long Term Equities of Teachers
                         Toronto, ON   M2M 4H5
------------------------ ----------------------------------- -----------------------------------------------
Glen Silvestri           5650 Yonge Street, 5th Floor        Vice-President, Private Capital of Teachers
                         Toronto, ON   M2M 4H5
------------------------ ----------------------------------- -----------------------------------------------
Andrew Spence            5650 Yonge Street, 5th Floor        Vice-President and Chief Economist of Teachers
                         Toronto, ON   M2M 4H5
------------------------ ----------------------------------- -----------------------------------------------
Erol Uzumeri             5650 Yonge Street, 5th Floor        Senior Vice-President, Private Capital of
                         Toronto, ON   M2M 4H5               Teachers
------------------------ ----------------------------------- -----------------------------------------------
Michael Wissell          5650 Yonge Street, 5th Floor        Vice-President, Tactical Asset Allocation of
                         Toronto, ON   M2M 4H5               Teachers
------------------------ ----------------------------------- -----------------------------------------------
Rosemary Zigrossi        5650 Yonge Street, 5th Floor        Vice-President, Asset Mix & Risk of Teachers
                         Toronto, ON   M2M 4H5
------------------------ ----------------------------------- -----------------------------------------------
Barb Zvan                5650 Yonge Street, 5th Floor        Senior Vice-President, Asset Mix & Risk of
                         Toronto, ON   M2M 4H5               Teachers
------------------------ ----------------------------------- -----------------------------------------------

                                   SCHEDULE B

Transactions in Common Shares by Teachers' during the past 60 days:


------------------------------- ---------------- --------------- ----------------------- -----------------------
     Date of Transaction        Number of Common  Purchase or    Price per Common Share   Transaction Effected
                                     Shares           Sale                                      Through
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 18, 2009                 289,665       Sale             Cdn$25.32                  TSX
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 18, 2009                   3,500       Sale             Cdn$25.32                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 18, 2009                 620,900       Sale             Cdn$25.32                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 18, 2009                   7,900       Sale             Cdn$25.32                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 18, 2009                 138,099       Sale             Cdn$25.32                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 18, 2009                  67,136       Sale             Cdn$25.32                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 19, 2009                   1,200       Sale             Cdn$25.28                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 19, 2009                  91,900       Sale             Cdn$25.28                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 19, 2009                     200       Sale             Cdn$25.28                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 19, 2009                  53,703       Sale             Cdn$25.28                  TSX
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 19, 2009                  13,097       Sale             Cdn$25.28                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 19, 2009                   4,100       Sale             Cdn$25.28                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 23, 2009                     900       Sale             Cdn$24.91                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 23, 2009                 165,500       Sale             Cdn$24.91                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 23, 2009                   1,600       Sale             Cdn$24.91                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 23, 2009                 187,839       Sale             Cdn$24.91                  TSX
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 23, 2009                  91,193       Sale             Cdn$24.91                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 23, 2009                  46,268       Sale             Cdn$24.91                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 24, 2009                     100       Sale             Cdn$24.91                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 24, 2009                   9,500       Sale             Cdn$24.91                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 24, 2009                 312,400       Sale             Cdn$24.91                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 24, 2009                   3,600       Sale             Cdn$24.91                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 24, 2009                 739,322       Sale             Cdn$24.91                  TSX
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 24, 2009                  96,142       Sale             Cdn$24.91                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 24, 2009                  21,936       Sale             Cdn$24.91                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 25, 2009                   1,300       Sale             Cdn$25.03                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 25, 2009                  13,400       Sale             Cdn$25.03                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 25, 2009                 497,800       Sale             Cdn$25.03                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 25, 2009                   8,600       Sale             Cdn$25.03                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 25, 2009                 566,132       Sale             Cdn$25.03                  TSX
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 25, 2009                 149,668       Sale             Cdn$25.03                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 25, 2009                  35,800       Sale             Cdn$25.03                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 26, 2009                 651,272       Sale             Cdn$24.96              TSX & Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 26, 2009                 159,228       Sale             Cdn$24.96                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 27, 2009                  12,300       Sale             Cdn$24.83                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 27, 2009                 216,500       Sale             Cdn$24.83                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 27, 2009                   1,700       Sale             Cdn$24.83                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 27, 2009                  31,900       Sale             Cdn$24.83                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 27, 2009                 598,047       Sale             Cdn$24.83                  TSX
------------------------------- ---------------- --------------- ----------------------- -----------------------

------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 27, 2009                 179,213       Sale             Cdn$24.83                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
      February 27, 2009                  20,340       Sale             Cdn$24.83                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 2, 2009                       200       Sale             Cdn$24.16                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 2, 2009                     7,700       Sale             Cdn$24.16                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 2, 2009                   159,200       Sale             Cdn$24.16                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 2, 2009                     2,500       Sale             Cdn$24.16                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 2, 2009                   246,657       Sale             Cdn$24.16                  TSX
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 2, 2009                    76,743       Sale             Cdn$24.16                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 2, 2009                     7,300       Sale             Cdn$24.16                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 3, 2009                       300       Sale             Cdn$24.22                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 3, 2009                    11,200       Sale             Cdn$24.22                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 3, 2009                   137,500       Sale             Cdn$24.22                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 3, 2009                     2,500       Sale             Cdn$24.22                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 3, 2009                   429,070       Sale             Cdn$24.22                  TSX
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 3, 2009                   187,230       Sale             Cdn$24.22                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 3, 2009                    35,700       Sale             Cdn$24.22                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 4, 2009                     4,800       Sale             Cdn$24.42                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 4, 2009                   158,600       Sale             Cdn$24.42                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 4, 2009                     1,100       Sale             Cdn$24.42                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 4, 2009                   112,624       Sale             Cdn$24.42                  TSX
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 4, 2009                    80,706       Sale             Cdn$24.42                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 4, 2009                    12,170       Sale             Cdn$24.42                 Other
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 12, 2009                  110,400       Sale             Cdn$24.28                  TSX
------------------------------- ---------------- --------------- ----------------------- -----------------------
        March 12, 2009                3,089,600       Sale             Cdn$24.28                  TSX
------------------------------- ---------------- --------------- ----------------------- -----------------------